Exhibit 77M

Merger of AXP Nasdaq 100 Index Fund and AXP Total Stock Market Index Fund into AXP S&P 500 Index Fund

On December 6, 2002, AXP Nasdaq 100 Index Fund and AXP Total Stock Market Index Fund (the Acquired Funds), each a series of AXP Market Advantage Series, Inc. (the Corporation) merged into AXP S&P 500 Index Fund (the Acquiring Fund), a series of the same corporation.

Board action: Board members of the Corporation, at a meeting held on July 10-11, 2002, approved the Agreement and Plan of Reorganization (Agreement). The Board determined that participation in the reorganization was in the best interests of each Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the reorganization.

Shareholder approval: The shareholders of each Acquired Fund approved the Agreement between the respective Acquired Fund and the Acquiring Fund at a shareholder meeting held on November 13, 2002.

Terms of the Reorganization: Under the Agreement, each Acquired Fund transferred all of its assets to the Acquiring Fund in exchange for Class D and Class E shares of the Acquiring Fund. Those shares were distributed proportionately to the shareholders of the Acquired Fund. The Acquiring Fund assumed the Acquired Fund's liabilities. The shareholders did not pay any sales charge in connection with the distribution of shares. American Express Financial Corporation agreed to bear certain costs of effecting the Reorganization.

Liquidation of AXP International Equity Index Fund

On November 22, 2002, AXP International Equity Index Fund, a series of AXP Market Advantage Series, Inc. (the Corporation), was liquidated.

Board action: Board members of the Corporation, at a meeting held on July 10-11, 2002, approved the Plan of Liquidation (Plan). The Board determined that it would be in the best interest of the shareholders to liquidate the Fund.

Shareholder approval: The Fund shareholders approved the Plan at a shareholder meeting held on November 13, 2002.

Terms of the Plan: Under the Plan, the Corporation on behalf of the Fund provided to the applicable service agent of each shareholder of record on the effective date of the Plan: (i) a liquidating cash distribution equal to the shareholder's proportionate interest in the net assets of the Fund based on the number of shares of the class of shares of the Fund held by the shareholder and recorded on the books of the Corporation, determined immediately after the close of business on the date of the liquidating distribution; and (ii) information concerning the sources of the liquidating distribution. American Express Financial Corporation agreed to bear the costs of effecting the liquidation.